Exhibit 99.1

Ballard Power Systems Inc.	Ballard Power Systems 4343 North Fraser Way Burnaby BC V5J 5J9 Canada

News Release	Tel: 604-454-0900 Fax: 604-412-4700 www.ballard.com

Ballard Signs Agreement to Sell German Subsidiary to DaimlerChrysler and Ford

Transaction reduces cash consumption and paves the way for next generation automotive program development funding

For Immediate Release – June 23, 2005

Vancouver, Canada – Ballard Power Systems Inc. (TSX: BLD, Nasdaq: BLDP), DaimlerChrysler AG, (“DaimlerChrysler”) and Ford Motor Company (“Ford”) have signed an agreement for the previously announced sale of Ballard’s German subsidiary, Ballard Power Systems AG (“BPSAG”), to DaimlerChrysler and Ford.

“Completing this sale will have four key benefits to Ballard,” said Dennis Campbell, Ballard’s President and Chief Executive Officer.  “First, it provides immediate cash benefit to Ballard with recovery of at least USD$20 million in expenses incurred since August 2004 and a reduction in annual cash consumption of approximately USD$25 million. Second, our committed and outstanding share capital is reduced by 14 per cent, on a fully diluted basis. Third, it initiates the Fourth Alliance Agreement and the next-generation development agreements with our Alliance Partners, Ford and DaimlerChrysler, under which our partners will fund up to USD$59 million for the development of our next generation vehicular fuel cell and electric drive system.  Finally, by divesting BPSAG to our Alliance Partners, we can focus on our core competency, fuel cell development, and on reaching the targets outlined in our Technology ‘Road Map’.”

The transaction is subject to approval by Ballard’s shareholders at a Special Meeting of Shareholders to be held in Vancouver on August 29, 2005. The transaction is also subject to any required approvals of regulatory agencies in Canada, the United States and Germany, all of which are expected to be received in August 2005.  Ballard will issue a proxy circular related to the transaction to all shareholders at the beginning of August, which will contain more details about this transaction and the terms of the principal transaction agreements.  The transaction is expected to close shortly after shareholder approval is granted.

Additionally, the acquisition agreement contemplates that after shareholder approval, the parties will complete the transaction, including entering into the Fourth Alliance Agreement and development agreements for the next generation vehicular fuel cell and electric drive train.

The board of directors of Ballard has determined that the transaction is in the best interests of Ballard and is fair to its shareholders, and has approved the transaction. A committee of independent board members retained RBC Capital Markets as financial advisors.  In addition, Ballard’s management retained Goldman Sachs as financial advisors.

“The Acquisition Agreement marks an important next step towards series production of fuel cell technology,” said Dr. Thomas Weber, Member of the Board of Management of DaimlerChrysler AG, responsible for research and technology and for development at the Mercedes Car Group. “It is a consequent and strategic move which allows all partners to concentrate on their core competencies, thus bringing the best results for a strong and successful Alliance and strengthening its position in global competition.”

“We believe that fuel cell technology will play an important role in future mobility.  As such, Ford Motor Company is committed to the continued success and strength of this Alliance,” said Dr. Gerhard Schmidt, Vice President Ford Research and Advanced Engineering.  “This agreement also enables us to develop and refine our systems engineering in a way that maximizes the unique attributes of our vehicles and allows us to integrate the systems knowledge gained from our successful hybrid electric vehicle development.”

Key Terms of the Acquisition Agreement

Upon completion of the transaction, Ballard will continue to be responsible for the design, development and manufacture of vehicular fuel cells for its Alliance partners.  DaimlerChrysler and Ford will be jointly responsible for the design, development and manufacture of the vehicular fuel cell support system.  Under the terms of the Acquisition Agreement:

•                  DaimlerChrysler and Ford will return to Ballard 9.0 million Ballard common shares in exchange for Ballard’s 50.1 per cent interest in BPSAG.  These shares will be cancelled.

•                  The forward sale agreement, which committed Ballard to purchase the remaining 49.9 percent interest of BPSAG from DaimlerChrysler in exchange for the issuance of 7.6 million shares of Ballard to DaimlerChrysler, will be cancelled.  As a result, BPSAG will be wholly-owned by DaimlerChrysler and Ford.

•                  Ballard will be reimbursed at closing for BPSAG net operating expenses incurred between August 1, 2004 and the closing date of the transaction.  This payment, net of other purchase price adjustments, is estimated to be at least USD$20 million.

•                  Ballard will receive a royalty-free license to all existing vehicular fuel cell support systems technology for use in non-vehicular applications.

•                  Ballard will provide, under separate contract, field support and warranty services for the demonstration fuel cell buses in Europe, Australia and China.  This contract is worth approximately $3.6 million in revenue to Ballard.

The Fourth Alliance Agreement and Development Agreements

At closing, Ballard and its Alliance partners have agreed to sign the Fourth Alliance Agreement and agreements for the next generation automotive fuel cell and fuel cell vehicle electric drive development programs.  A complete discussion of these agreements will be provided in Ballard’s Proxy Circular, which will be delivered to shareholders at the beginning of August.

The Fourth Alliance Agreement reflects the following principal changes from the existing Third Alliance Agreement:

•                  Changes to reflect the transfer of BPSAG to DaimlerChrysler and Ford, including:

•                  Amending the existing non-competition arrangement to restrict Ballard from competing with the automotive OEMs in relation to automotive fuel cell support systems;

•                  Ensuring DaimlerChrysler and Ford have the freedom to operate in automotive fuel cell support systems; and

•                  Ensuring all three parties are able to coordinate their separate development efforts in these areas.

•                  Changes to provide each of the parties with greater flexibility while respecting the principles upon which the Alliance is based, including:

•                  Providing Ballard with an enhanced ability to deal with non-Alliance customers;

•                  Providing DaimlerChrysler and Ford with greater clarity regarding their rights in the event Ballard’s technology does not remain competitive, including, under certain limited circumstances, the right to withdraw from the Alliance; and

•                  In exchange for USD$12.5 million, payable to Ballard through the return of 3.0 million Ballard common shares owned by Ford, the Fourth Alliance Agreement will impose no restrictions on Ford with respect to hybrid electric drives.  Ballard will retain the right to obtain a license from Ford to any electric drive patents that Ford develops for its hybrid vehicles, for use in fuel cell and battery powered vehicles.

•                  Changes to ensure that DaimlerChrysler and Ford do not lose their existing special shareholder rights due to changes in their Ballard share holdings resulting from this transaction.

•                  Changes to support Ballard’s plan to further develop its manufacturing capabilities, including a commitment from DaimlerChrysler and Ford to source a minimum 25 percent of their vehicular fuel cell requirements from Ballard, subject to standard commercial terms, if they acquire license rights from Ballard to produce vehicular fuel cells in the future.

The Development Agreements will provide for the following:

•                  Funding from DaimlerChrysler and Ford of up to USD$37 million for the development of Ballard’s next generation vehicular fuel cell, subject to the completion of work and achievement of technical milestones by Ballard.

•                  Funding from DaimlerChrysler and Ford of up to USD$22 million for the development of Ballard’s next generation electric drive for fuel cell vehicles, subject to completion of work by Ballard.

About DaimlerChrysler

DaimlerChrysler has the world’s largest fleet of more than 100 fuel-cell vehicles, which meet zero-emission requirements, in everyday operation with customers throughout the world. No other automotive manufacturer has as many fuel cell vehicles in use.  Altogether, more than 60 Mercedes-Benz A-Class “F-Cell” passenger cars are in operation in Germany, the USA, Japan and Singapore. Since 2003, 30 Mercedes-Benz fuel-cell buses have been operating in the public transport systems of 10 European cities.  These buses have driven more than 800,000 kilometers (500,000 miles) in more than 57,000 hours of operation, and have carried more than three million passengers. Three more buses have been in service since 2004 in Perth, Australia, and another three are to be supplied to the city of Beijing this year.  DaimlerChrysler is a pioneer in the field of fuel-cell research and has been intensively involved in this development with its partner, Ballard, since the early 1990s. The first fuel cell vehicle was developed in 1994; more than 20 research vehicles and prototypes have since followed.

About Ford

This year, Ford Motor Company is deploying 30 Ford Focus Fuel Cell Vehicles in demonstration fleets around the world.  Five of the 30 already are in Vancouver and Victoria, British Columbia - Canada’s first long-term, real world demonstration of fuel cell powered vehicles.  Other Focus FCVs are being deployed in Berlin and Aachen, Germany; and in Sacramento, Calif., Orlando, Fla., and Southeast Mich., as part of a U.S. Department of Energy supported project.  These demonstration fleets will be operated by customers and monitored by engineers for up to three years.

About Ballard

Ballard Power Systems is recognized as the world leader in developing, manufacturing and marketing zero-emission proton exchange membrane fuel cells. Ballard’s mission is to develop fuel cell power as a practical alternative to internal combustion engines through technology leadership.

To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

All figures are reported in US dollars, unless otherwise noted.  For further information, or to arrange an interview with a Ballard spokesperson, please call Rebecca Young or Michelle Cormack at 604-454-0900.

This release contains forward-looking statements that are based on the beliefs of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. When used in this release, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “should”, “will”, the negative of these words or such other variations thereon or comparable terminology are intended to identify forward-looking statements. Such statements reflect the current views of Ballard with respect to future events based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in those forward-looking statements.  Ballard, the Ballard logo, Nexa and Power to Change the World are registered trademarks of Ballard Power Systems Inc.